UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

GI DYNAMICS, INC.

(Name of the Issuer)

GI DYNAMICS, INC.

CRYSTAL AMBER FUND LIMITED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

U3762T121

(CUSIP Number of Class of Securities)

Joseph Virgilio

Chief Executive Officer

GI Dynamics, Inc.

320 Congress Street, 3rd Floor

Boston, Massachusetts 02210

(781) 357-3300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

with a copy to:

Blake Baron, Esq.

Mitchell Silberberg & Knupp LLP

437 Madison Ave., 25th Floor

New York, NY 10022

(917) 546-7709

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in the checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$5,433	$0.60

*	For purposes of calculating the fee only. This amount assumes the aggregate cash payment of $5,433 (the “Total Consideration”) by the Company in lieu of issuing fractional shares immediately following the 1-for-1,000 reverse stock split to holders of fewer than 1,000 shares of the Company’s common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $0.06 per pre-split share and 90,550 pre-split shares, the estimated aggregate number of shares held by holders of less than 1,000 shares of the Company’s common stock. Pursuant to Rule 0-11(b)(1), the amount required to be paid with the filing of this Schedule 13E-3 equals 0.0001091 of the Total Consideration.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____ Form or Registration No.: _________ Filing Parties: ____ Date Filed: ________

i

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being jointly filed with the Securities and Exchange Commission (the “Commission”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by GI Dynamics, Inc., a Delaware corporation (the “Company” or “GI Dynamics”), in connection with the proposed reverse stock split of the Company’s common stock, $0.01 par value per share (“Common Stock”), followed immediately by a forward stock split of the Company’s Common Stock (the “Stock Split”).

Concurrently with the filing of this Schedule 13E-3, the Company is filing an information statement (the “Information Statement”) with the Commission pursuant to Regulation 14C under the Exchange Act. The Information Statement is incorporated by reference as Exhibit A. The information in the Information Statement, including all schedules, exhibits, appendices, and annexes thereto is hereby expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the schedules, exhibits, appendices, and annexes thereto. Capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Information Statement.

As of the date hereof, the Information Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 may be amended to reflect such completion or amendment of the Information Statement.

All references in this Schedule 13E-3 to Items numbered 1001 through 1016 contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A.

ITEM 1.     SUMMARY TERM SHEET

The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split” and “Questions and Answers About the Stock Split” is incorporated herein by reference.

ITEM 2.     SUBJECT COMPANY INFORMATION

(a) Name and Address. GI Dynamics, Inc., a Delaware corporation, is the subject company. The address of the principal executive office of the Company is 320 Congress Street, 3rd Floor, Boston, Massachusetts 02210 and its telephone number is (781) 357-3300.

(b) Securities. As of May 15, 2021, there were 88,095,659 shares of Common Stock outstanding.

(c) Trading Market and Price. There is no established trading market for the Company’s Common Stock.

(d) Dividends. No dividends have been paid by the Company on its Common Stock during the past two years. The information set forth in the Information Statement under the captions “Questions and Answers About the Stock Split” and “Financial Information” is incorporated herein by reference.

(e) Prior Public Offerings. The Company has not made an underwritten public offering of its Common Stock during the past three years.

(f) Prior Stock Purchases. None.

The information set forth in the Information Statement under the captions “Fairness of the Stock Split to Stockholders” and “Financial Information” is incorporated herein by reference.

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address. The subject company, GI Dynamics, and its majority stockholder, Crystal Amber Fund Limited (“Crystal Amber”), are the filing persons.

The principal business address for the Company is 320 Congress Street, 3rd Floor, Boston, Massachusetts 02210 and the business telephone number for the Company is (781) 357-3300. The directors of the Company are: Mark Lerdal (Chairman), Ginger Glaser and Joseph Virgilio. The executive officers of the Company are Joseph Virgilio (President and Chief Executive Officer), Charles R. Carter (Chief Financial Officer) and Stephen Linhares (Vice President of Clinical and Regulatory Affairs). The address of each director and officer of the Company is c/o GI Dynamics, Inc., 320 Congress Street, 3rd Floor, Boston, Massachusetts 02210.

The principal business address for Crystal Amber is PO Box 286, Floor 2, Trafalgar Court, Les Banques, St. Peter Port, GY1 4LY, Guernsey, and the business telephone number for Crystal Amber is 01481 742742. The directors of Crystal Amber are: Christopher Waldron (Chairman), Jane Le Maitre and Fred Hervouet. Crystal Amber is managed by Crystal Amber Asset Management (Guernsey) Limited, a Guernsey registered company whose principal shareholders are Richard Bernstein and Jonathan Marsh. The address of each director and the manager of Crystal Amber is P.O. Box 286, Floor 2, Trafalgar Court, Les Banques, St. Peter Port, GY1 4LY, Guernsey.

(b) Business and Background of Entities. Crystal Amber is a fund that invests in undervalued companies, predominantly small and mid-cap UK companies, and takes action to enhance their value.

(c) Business and Background of Natural Persons. Not applicable.

ITEM 4.     TERMS OF THE TRANSACTION

(a) Material Terms. The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Structure of the Stock Split,” “Special Factors,” “Fairness of the Stock Split to Stockholders,” “Description of the Stock Split,” “Financing of the Stock Split,” “Costs of the Stock Split,” and “Recommendation of the Board; Fairness of the Stock Split – Reservation of Rights” is incorporated herein by reference.

(c) Different Terms. The terms of the Reverse Split will apply equally to all stockholders, although as a result of the Reverse Split, stockholders holding fewer than 1,000 shares of Common Stock immediately prior to the Reverse Split will cease to be stockholders of the Company.

(d) Appraisal Rights. The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split,” “Questions and Answers About the Stock Split,” and “Description of the Stock Split – Appraisal Rights,” is incorporated herein by reference. No appraisal rights are available under either the Delaware General Corporation Law or our Seventh Amended and Restated Certificate of Incorporation to any stockholder.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the captions “Fairness of the Stock Split to Stockholders” and “Fairness Opinion – Procedural Fairness to All Stockholders” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in the Information Statement under the captions “Questions and Answers About the Stock Split,” “Special Factors – Background of the Stock Split,” and “Interests of Certain Persons” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Information Statement under the captions “Questions and Answers About the Stock Split,” “Special Factors – Background of the Stock Split,” and “Financial Information” is incorporated herein by reference.

(c) Negotiations or Contacts. The information set forth in the Information Statement under the captions “Special Factors – Background of the Stock Split,” “Interests of Certain Persons,” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(d) Conflicts of Interest. The information set forth in the Information Statement under the captions “Fairness of The Stock Split to Stockholders,” “Fairness Opinion – Procedural Fairness to All Stockholders,” and “Interest of Certain Persons” is incorporated herein by reference.

(e) Agreements Involving the Company’s Securities. The information set forth in the Information Statement under the caption “Special Factors – Background of the Stock Split” is incorporated herein by reference.

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired. The Company will make a cash payment of $0.06 per pre-split share of Common Stock in lieu of issuing fractional shares that would otherwise result from the Stock Split. The fractional shares acquired in the Stock Split will be retired and returned to the status of authorized but unissued shares of the Company’s Common Stock.

(c) Plans.

(1) None.

(2) None.

(3) The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Special Factors – Reasons for and Purposes of the Stock Split,” “Special Factors – Effect of the Stock Split on Option Holders,” “Special Factors – Financial Effect of the Stock Split,” and “Conduct of the Company’s Business After the Stock Split” are incorporated herein by reference.

(4) None.

(5) The information set forth in the Information Statement under the caption “Conduct of the Company’s Business After the Stock Split” is incorporated herein by reference.

(6) None.

(7) The information set forth in the Information Statement under the captions “Summary of the Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Special Factors – Reasons for and Purposes of the Stock Split,” “Special Factors – Effects of the Stock Split,” “Termination of Exchange Act Registration,” and “Conduct of the Company’s Business After the Stock Split” is incorporated herein by reference.

(8) The information set forth in the Information Statement under the captions “Summary of the Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Special Factors – Reasons for and Purposes of the Stock Split,” “Special Factors – Effects of the Stock Split,” “Termination of Exchange Act Registration,” and “Conduct of the Company’s Business After the Stock Split” is incorporated herein by reference.

(9) None.

(10) None.

ITEM 7.     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a) Purposes. The information set forth in the Information Statement under the captions “Questions and Answers about the Stock Split,” “Special Factors – Reasons for and Purposes of the Stock Split,” and “Special Factors – Background of the Stock Split” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Information Statement under the captions “Questions and Answers about the Stock Split,” “Special Factors – Strategic Alternatives Considered,” and “Special Factors – Background of the Stock Split” is incorporated herein by reference.

(c) Reasons. The information set forth in the Information Statement under the captions “Questions and Answers about the Stock Split,” “Special Factors – Reasons for and Purposes of the Stock Split,” and “Special Factors – Background of the Stock Split” is incorporated herein by reference.

(d) Effects. The information set forth in the Information Statement under the captions “Questions and Answers About the Stock Split,” “Structure of the Stock Split,” “Special Factors – Potential Disadvantages of the Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Special Factors – Effect of the Stock Split on Option Holders,” “Special Factors – Financial Effect of the Stock Split,” “Special Factors – Federal Income Tax Consequences of the Stock Split,” “Financing of the Stock Split,” “Costs of the Stock Split,” and “Conduct of the Company’s Business After the Stock Split” is incorporated herein by reference.

ITEM 8.     FAIRNESS OF THE TRANSACTION

(a) Fairness. The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Special Factors – Reasons For and Purposes of the Stock Split,” “Special Factors – Background of the Stock Split,” “Fairness of the Stock Split to Stockholders,” and “Recommendation of the Board; Fairness of the Stock Split” is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Special Factors – Reasons For and Purposes of the Stock Split,” “Special Factors – Strategic Alternatives Considered,” “Special Factors – Background of the Stock Split,” “Fairness of the Stock Split to Stockholders,” and “Recommendation of the Board; Fairness of the Stock Split” is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Information Statement under the captions “Questions and Answers About the Stock Split” and “Description of the Stock Split – Vote Required” is incorporated herein by reference.

(d) Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13E-3 transaction and/or preparing a report concerning the fairness of the Stock Split.

(e) Approval of Directors. The Stock Split was approved unanimously by the Company’s Board of Directors, including by those directors that are not also employees of the Company. The information set forth in the Information Statement under the captions “Questions and Answers About the Stock Split,” “Special Factors – Background of the Stock Split,” “Description of the Stock Split – Vote Required,” and “Recommendation of the Board; Fairness of the Stock Split” is incorporated herein by reference.

(f) Other Offers. None Applicable.

ITEM 9.     REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

(a) Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Questions and Answers About the Stock Split,” “Fairness of the Stock Split to Stockholders,” “Fairness Opinion,” and “Recommendation of the Board; Fairness of the Stock Split” is incorporated herein by reference. The information set forth in Annex B-1 of the Information Statement is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the captions “Special Factors – Background of the Stock Split,” “Fairness of the Stock Split to Stockholders,” “Fairness Opinion – Opinion of PHP,” and “Recommendation of the Board; Fairness of the Stock Split” is incorporated herein by reference. The information set forth in Annex B-1 of the Information Statement is incorporated herein by reference.

(c) Availability of Documents. The opinion of pH Partners, which is attached as Annex B-1 to the Information Statement, will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing. Alternatively, a copy of the opinion of pH Partners will be transmitted by the Company to any interested equity security holder of the Company or representative who has been so designated in writing upon written request and at the expense of the requesting security holder.

ITEM 10.     SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in the Information Statement under the caption “Financing the Stock Split” is incorporated herein by reference.

(b) Conditions. None.

(c) Expenses. The information set forth in the Information Statement under the captions “Questions and Answers about the Stock Split,” “Special Factors – Effects of the Stock Split,” “Special Factors – Financial Effect of the Stock Split,” and “Costs of the Stock Split” is incorporated herein by reference.

(d) Borrowed Funds. None.

ITEM 11.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Security Ownership. The information set forth in the Information Statement under the captions “Interests of Certain Persons” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Information Statement under the caption “Special Factors – Background of the Stock Split” is incorporated herein by reference.

ITEM 12.     THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Special Factors – Background of the Stock Split,” “Description of the Stock Split – Vote Required,” and “Recommendation of the Board; Fairness of the Stock Split” is incorporated herein by reference. All of the Company’s officers and directors have consented to the Stock Split.

(e) Recommendations of Others. The information set forth in the Information Statement under the captions “Summary of Terms of Stock Split,” “Questions and Answers About the Stock Split,” “Special Factors – Background of the Stock Split,” and “Recommendation of the Board; Fairness of the Stock Split” is incorporated herein by reference.

ITEM 13.      FINANCIAL STATEMENTS

(a) Financial Statements.

(1) The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(2) The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(3) The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(4) The information set forth in the Information Statement under the caption “Financial Information” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

ITEM 14.     PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. None.

(b) Employees and Corporate Assets. The Company will use its currently available cash to pay the costs of the Stock Split and related fees and expenses. The Company will also use the services of its executive officers in connection with the Stock Split. The Company has retained the services of the law firm of Mitchell Silberberg & Knupp LLP to assist the Company in the preparation of the documents related to the Stock Split.

ITEM 15.     ADDITIONAL INFORMATION

(a) The information contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, the Amendment No. 1 to Annual Report on Form 10-K/A (amending the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Information Statement, including all schedules, exhibits, appendices, and annexes thereto, and each exhibit hereto, is incorporated herein by reference.

ITEM 16.     EXHIBITS

(a) Exhibit A - Preliminary Information Statement (incorporated by reference to Information Statement on Schedule 14C filed by the Company on June 11, 2021).

(b) Not applicable.

(c) The Opinion of PH Partners, dated May 12, 2021 (incorporated by reference to Annex B-1 of Schedule 14C filed by the Company on June 11, 2021).

(d) Not applicable.

(e) The information incorporated by reference to the Information Statement under the caption “Special Factors – Background of the Stock Split.”

(f) Not applicable.

(h) Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
A	Information Statement on Schedule 14C (incorporated by reference to Schedule 14C filed by Registrant on June 11, 2021).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2021	GI DYNAMICS, INC.

	By:	/S/ JOSEPH VIRGILIO
		Name:	Joseph Virgilio
		Title:	Chief Executive Officer

Date: June 15, 2021	CRYSTAL AMBER FUND LIMITED
By: Crystal Amber Asset Management (Guernsey) Limited, as Investment Manager

	By:	/S/ LAURENCE MCNAIRN
		Name:	Laurence McNairn
		Title:	Director